Mercedes-Benz Auto Lease Trust 2015-A
Investor Report
Collection Period Ended 31-Mar-2015

Amo

Dates

Collection Period No.	3			
Collection Period (from... to)	1-Mar-2015	31-Mar-2015		
Determination Date	13-Apr-2015			
Record Date	14-Apr-2015			
Payment Date	15-Apr-2015			
Interest Period of the Class A-1, A-2b Notes (from... to)	16-Mar-2015	15-Apr-2015	Actual/360 Days	30
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Mar-2015	15-Apr-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Princip I
Class A-1 Notes	392,000,000.00	246,748,319.62	195,914,245.53	50,834,074.09	
Class A-2A Notes	400,000,000.00	400,000,000.00	400,000,000.00	0.00	
Class A-2B Notes	400,000,000.00	400,000,000.00	400,000,000.00	0.00	
Class A-3 Notes	575,000,000.00	575,000,000.00	575,000,000.00	0.00	
Class A-4 Notes	247,770,000.00	247,770,000.00	247,770,000.00	0.00	
Total Note Balance	**2,014,770,000.00**	**1,869,518,319.62**	**1,818,684,245.53**	**50,834,074.09**	

Overcollateralization	395,237,750.93	421,751,356.41	421,751,356.41
Total Securitization Value	**2,410,007,750.93**	**2,291,269,676.03**	**2,240,435,601.94**
present value of lease payments	854,201,184.71	735,000,982.82	693,554,114.15
present value of Base Residual Value	1,555,806,566.22	1,556,268,693.21	1,546,881,487.79

	Amount	Percentage
Initial Overcollateralization Amount	395,237,750.93	16.40%
Target Overcollateralization Amount (until Class A-2 Notes are paid in full)	421,751,356.41	17.50%
Target Overcollateralization Amount (after Class A-2 Notes are paid in full)	397,651,278.90	16.50%
Current Overcollateralization Amount	421,751,356.41	17.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Princ per $1000 I
Class A-1 Notes	0.240000%	49,349.66	0.125892	50,883,423.75	
Class A-2A Notes	0.780000%	260,000.00	0.650000	260,000.00	
Class A-2B Notes	0.494500%	164,833.33	0.412083	164,833.33	

Class A-3 Notes	1.100000%	527,083.33	0.916667	527,083.33
Class A-4 Notes	1.210000%	249,834.75	1.008333	249,834.75
Total		**1,251,101.07**		**$52,085,175.16**

Available Funds

Lease Payments Received	43,116,493.38
Net Sales Proceeds-early terminations (including Defaulted	20,599,980.91
Net Sales Proceeds-scheduled terminations	1,755,843.99
Excess wear and tear included in Net Sales Proceeds	4,475.80
Excess mileage included in Net Sales Proceeds	102,095.99
Subtotal	65,472,318.28
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	298.42
Total Available Collections	65,472,616.70
Reserve Account Draw Amount	0.00
Total Available Funds	**65,472,616.70**

Distributions

(1) Total Servicing Fee	
Nonrecoverable Advances to the Servicer	
(2) Total Trustee Fees (max. $100,000 p.a.)	
(3) Interest Distributable Amount Class A Notes	
(4) Priority Principal Distribution Amount	
(5) To Reserve Fund to reach the Reserve Fund Required Amount	
(6) Regular Principal Distribution Amount	5
(7) Additional Servicing Fee and Transition Costs	
(8) Total Trustee Fees [not previously paid under (2)]	
(9) Excess Collections to Certificateholders	1
Total Distribution	**6**

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,909,391.40	1,909,391.40	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,251,101.07	1,251,101.07	0.00
thereof on Class A-1 Notes	49,349.66	49,349.66	0.00
thereof on Class A-2A Notes	260,000.00	260,000.00	0.00
thereof on Class A-2B Notes	164,833.33	164,833.33	0.00
thereof on Class A-3 Notes	527,083.33	527,083.33	0.00
thereof on Class A-4 Notes	249,834.75	249,834.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,251,101.07	1,251,101.07	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	50,834,074.09	50,834,074.09	0.00

Principal Distribution Amount	50,834,074.09	50,834,074.09	0.00

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	6,025,019.38	
Reserve Fund Amount - Beginning Balance	6,025,019.38	
plus top up Reserve Fund up to the Required Amount	0.00	
plus Net Investment Earnings for the Collection Period	30.82	
minus Net Investment Earnings	30.82	
minus Reserve Fund Draw Amount	0.00	
Reserve Fund Amount - Ending Balance	6,025,019.38	
Reserve Fund Deficiency	0.00	

Investment Earnings

Net Investment Earnings on the Reserve Fund	30.82
Net Investment Earnings on the Exchange Note	
Collection Account	267.60
Investment Earnings for the Collection Period	298.42

Notice to Investors

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,410,007,750.93	57,690
Securitization Value beginning of Collection Period	2,291,269,676.03	56,772
Principal portion of lease payments	29,267,644.73	
Terminations- Early	18,106,355.96	
Terminations- Scheduled	1,597,260.31	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,862,813.09	
Securitization Value end of Collection Period	2,240,435,601.94	56,130
Pool Factor	92.96%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	23.64	19.86
Weighted Average Seasoning (months)	10.77	14.48
Aggregate Base Residual Value	1,762,832,979.55	1,716,017,908.15
Cumulative Turn-in Ratio		81.83%
Proportion of base prepayment assumption realized life to date		170.07%
Actual lifetime prepayment speed		0.55%

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	2,237,479,923.59	56,058	99.87%
31-60 Days Delinquent	2,553,118.71	62	0.11%
61-90 Days Delinquent	309,026.48	8	0.01%
91-120 Days Delinquent	93,533.16	2	0.00%
Total	2,240,435,601.94	56,130	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	1,433,260.67
Less Liquidation Proceeds	1,204,017.43
Less Recoveries	46,438.00
Current Net Credit Loss / (Gain)	182,805.24
Cumulative Net Credit Loss / (Gain)	41,499.49
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	0.002%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	20,133,168.69
Less sales proceeds and other payments received during Collection Period	21,732,832.74
Current Residual Loss / (Gain)	(1,599,664.05)
Cumulative Residual Loss / (Gain)	(4,126,714.63)
Cumulative Residual Loss / (Gain) as % of Cut-off Date Securitization Value	(0.171%)

ounts in USD

	pal per $1000 Face Amount	Note Factor
	129.678760	0.499781
	0.000000	1.000000
	0.000000	1.000000
	0.000000	1.000000
	0.000000	1.000000

	ipal Payment Face Amount
	129.804652
	0.650000
	0.412083

0.916667
1.008333



1,909,391.40
0.00
0.00
1,251,101.07
0.00
0.00
0,834,074.09
0.00
0.00
1,478,050.14
5,472,616.70

